China Cord Blood Corporation to Launch Warrant Exchange Offer
Reduces Potential Dilutive Effect of 13.2 Million Warrants

HONG KONG, China, September 13, 2010 - China Cord Blood Corporation (“CCBC” or “the Company”) (NYSE: CO), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its intention to conduct a share exchange with all existing warrant holders, in which the Company will offer to exchange one ordinary share for every eight warrants.

Ms. Ting Zheng, Chairperson and CEO of China Cord Blood Corporation commented, “The proposed exchange offer will streamline and simplify our shareholding structure as well as corporate structure.”

China Cord Blood Corporation had approximately 13,202,731 warrants and 67,039,796 ordinary shares issued and outstanding as of September 10, 2010.  The proposed exchange offer should significantly reduce the potential dilutive effect, while also removing the significant equity overhang associated with the warrants.  Details of the exchange offer are expected to be available shortly.

Ms. Ting Zheng further commented, “We strive to be a responsible public company.  As we focus on delivering solid operational and financial performance, we will not overlook the interests of our shareholders.  The proposed exchange offer is a balanced approach to ensure that the interests of our Company, our shareholders and warrant holders are all aligned.”

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood bank operator with multiple licenses.  Under the current PRC government regulations, only one licensed cord blood bank operator is permitted to operate in each licensed region and only six licenses have been issued as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Important Information

This press release and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of the Company. The exchange offer described herein has not yet been commenced. At the time the exchange offer is commenced, the Company intends to file a tender offer statement on a Schedule TO containing an offer to exchange, a letter of transmittal and other related documents with the Securities and Exchange Commission (the “SEC”). Such documents will be mailed to warrant holders of record and will also be made available for distribution to beneficial owners of warrants of the Company. The solicitation of offers to exchange warrants for ordinary shares of the Company will only be made pursuant to the offer to exchange, the letter of transmittal and related documents. Warrant holders are advised to read the offer to exchange, the letter of transmittal and all related documents, if and when such documents are filed and become available, as they will contain important information about the exchange offer and proposed warrant exchange. Security holders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company may be obtained, if and when available, without charge, by directing a request to China Cord Blood Corporation, Attention: Albert Chen, Chief Financial Officer, at +852 3605 8180, or on the Company’s corporate website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, LLC
In New York: Ashley M. Ammon or Christine Duan: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6599-7968